UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒   Form 40-F:   ☐

Interim Financial Information

Sendas Distribuidora S.A.

ASSAÍ
ATACADISTA
MOTOS
ACESSO À LOJA

IBOVESPAB3 IAGRO-FFSB3 IBRAB3 IBRX100B3 IGCB3 IGC-NMB3 IGCTB3 ITAGB3 MLCXB3 ISEB3 ICO2B3 IGPTWB3

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30,2024 – SENDAS DISTRIBUIDORA S.A.

Contents

Corporate Information / Capital Composition
Interim financial information	2
Individual Statements
Balance Sheet - Assets	3
Balance Sheet - Liabilities	4
Statements of Operations	5
Statements of Comprehensive Income	6
Statements of Cash Flows	7
Statements of Changes in Shareholders’ Equity	8

Notes to the Interim Financial Information	9

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ITR – Interim Financial Information – June 30,2024 – SENDAS DISTRIBUIDORA S.A.

Corporate information / Capital composition

Number of Shares	Current quarter
(Thousands)	6/30/2024
Share Capital
Common	1,351,833
Preferred	-
Total	1,351,833
Treasury Shares
Common	-
Preferred	-
Total	-

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information - 6/30/2024 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Balance Sheet - Assets
R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	6/30/2024	12/31/2023
1	Total Assets	44,074,000	43,177,000
1.01	Current Assets	15,641,000	14,616,000
1.01.01	Cash and cash equivalents	5,104,000	5,459,000
1.01.03	Acoounts Receivables	1,929,000	1,199,000
1.01.03.01	Trade Receivables	1,929,000	1,199,000
1.01.04	Inventories	7,242,000	6,664,000
1.01.06	Recoverable Taxes	1,085,000	1,100,000
1.01.08	Other Current Assets	281,000	194,000
1.01.08.03	Others	281,000	194,000
1.01.08.03.01	Derivative Financial Instruments	52,000	48,000
1.01.08.03.03	Other Accounts Receivable	229,000	146,000
1.02	Non-current Assets	28,433,000	28,561,000
1.02.01	Long-Term Assets	1,147,000	1,155,000
1.02.01.07	Deferred Taxes	216,000	171,000
1.02.01.09	Receivable From Related Parties	19,000	23,000
1.02.01.09.04	Receivable from Others Related Parties	19,000	23,000
1.02.01.10	Other Non-current Assets	912,000	961,000
1.02.01.10.04	Recoverable Taxes	539,000	573,000
1.02.01.10.05	Restricted Deposits for Legal Proceedings	37,000	44,000
1.02.01.10.06	Derivative Financial Instruments	220,000	226,000
1.02.01.10.07	Other Accounts Receivable	116,000	118,000
1.02.02	Investments	802,000	864,000
1.02.02.01	Investments in Associates	802,000	864,000
1.02.02.01.03	Joint Venture Participation	802,000	864,000
1.02.03	Property, Plant and Equipment	21,309,000	21,370,000
1.02.03.01	Property, Plant and Equipment in Use	13,183,000	13,148,000
1.02.03.02	Right of Use on Leases	8,126,000	8,222,000
1.02.04	Intangible Assets	5,175,000	5,172,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information - 6/30/2024 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Balance Sheet - Liabilities
R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	6/30/2024	12/31/2023
2	Total Liabilities	44,074,000	43,177,000
2.01	Current Liabilities	18,727,000	16,425,000
2.01.01	Payroll and Related Taxes	640,000	624,000
2.01.01.01	Social Taxes	81,000	84,000
2.01.01.02	Payroll Taxes	559,000	540,000
2.01.02	Trade Payables	10,374,000	12,110,000
2.01.02.01	National Trade Payables	10,374,000	12,110,000
2.01.02.01.01	Trade Payables	9,715,000	9,759,000
2.01.02.01.02	Trade Payables - Agreements	659,000	1,459,000
2.01.02.01.03	Trade payables - Agreements - Acquisition of hypermarkets	-	892,000
2.01.03	Taxes and Contributions Payable	336,000	298,000
2.01.04	Borrowings and Financing	6,414,000	2,115,000
2.01.04.01	Borrowings and Financing	949,000	36,000
2.01.04.02	Debentures	5,465,000	2,079,000
2.01.05	Other Liabilities	963,000	1,278,000
2.01.05.02	Others	963,000	1,278,000
2.01.05.02.09	Deferred Revenue	288,000	418,000
2.01.05.02.17	Lease Liability	374,000	532,000
2.01.05.02.19	Other Accounts Payable	301,000	328,000
2.02	Non-current Liabilities	20,520,000	22,122,000
2.02.01	Borrowings and Financing	11,318,000	13,069,000
2.02.01.01	Borrowings and Financing	926,000	1,947,000
2.02.01.02	Debentures	10,392,000	11,122,000
2.02.02	Other Liabilities	8,928,000	8,753,000
2.02.02.02	Others	8,928,000	8,753,000
2.02.02.02.05	Trade payables	25,000	38,000
2.02.02.02.09	Lease Liability	8,840,000	8,652,000
2.02.02.02.11	Other Accounts Payable	63,000	63,000
2.02.04	Provision	242,000	263,000
2.02.06	Deferred Earnings and Revenue	32,000	37,000
2.02.06.02	Deferred Revenue	32,000	37,000
2.03	Shareholders’ Equity	4,827,000	4,630,000
2.03.01	Share Capital	1,272,000	1,272,000
2.03.02	Capital Reserves	72,000	56,000
2.03.04	Earnings Reserves	3,492,000	3,309,000
2.03.08	Other Comprehensive Income	(9,000)	(7,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information - 6/30/2024 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Operations
R$ (in thousands)

		Current quarter	Year to date current year	Same quarter of previous year	Year to date prior year
Account code	Account description	4/1/2024 to 6/30/2024	1/1/2024 to 6/30/2024	4/1/2023 to 6/30/2023	1/1/2023 to 6/30/2023
3.01	Net Operating Revenue	17,871,000	35,093,000	15,984,000	31,080,000
3.02	Cost of Sales	(14,923,000)	(29,343,000)	(13,420,000)	(26,088,000)
3.03	Gross Profit	2,948,000	5,750,000	2,564,000	4,992,000
3.04	Operating Expense/Income	(2,071,000)	(4,059,000)	(1,827,000)	(3,636,000)
3.04.01	Selling Expenses	(1,504,000)	(2,920,000)	(1,303,000)	(2,609,000)
3.04.02	General and Administrative Expenses	(194,000)	(399,000)	(177,000)	(383,000)
3.04.05	Other Operating Expenses	(389,000)	(772,000)	(359,000)	(668,000)
3.04.05.01	Depreciation/ Amortization	(385,000)	(764,000)	(341,000)	(654,000)
3.04.05.03	Other Expenses Operating	(4,000)	(8,000)	(18,000)	(14,000)
3.04.06	Share of Profit of Associates	16,000	32,000	12,000	24,000
3.05	Profit from Operations Before Net Financial Expenses and Taxes	877,000	1,691,000	737,000	1,356,000
3.06	Net Financial Result	(719,000)	(1,479,000)	(628,000)	(1,258,000)
3.06.01	Financial Revenues	54,000	97,000	59,000	129,000
3.06.02	Financial Expenses	(773,000)	(1,576,000)	(687,000)	(1,387,000)
3.07	Income Before Income Tax and Social Contribution	158,000	212,000	109,000	98,000
3.08	Income Tax and Social Contribution	(35,000)	(29,000)	47,000	130,000
3.08.01	Current	(55,000)	(82,000)	2,000	2,000
3.08.02	Deferred	20,000	53,000	45,000	128,000
3.09	Net Income from Continued Operations	123,000	183,000	156,000	228,000
3.11	Net Income for the Period	123,000	183,000	156,000	228,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings Per Share
3.99.01.01	Common	0.09032	0.13507	0.11535	0.16867
3.99.02	Diluted Earnings Per Share
3.99.02.01	Common	0.09005	0.13472	0.11489	0.16815

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information - 6/30/2024 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Comprehensive Income
R$ (in thousands)

		Current quarter	Year to date current year	Same quarter of previous year	Year to date prior year
Account code	Account description	4/1/2024 to 6/30/2024	1/1/2024 to 6/30/2024	4/1/2023 to 6/30/2023	1/1/2023 to 6/30/2023
4.01	Net Income for the period	123,000	183,000	156,000	228,000
4.02	Other Comprehensive Income	(5,000)	(2,000)	(5,000)	(4,000)
4.02.04	Fair value of receivables	(8,000)	(3,000)	(8,000)	(6,000)
4.02.06	Income Tax Effect	3,000	1,000	3,000	2,000
4.03	Total Comprehensive Income for the period	118,000	181,000	151,000	224,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information - 6/30/2024 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Cash Flows - Indirect method
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2024 to 6/30/2024	1/1/2023 to 6/30/2023
6.01	Net Cash Operating Activities	549,000	2,634,000
6.01.01	Cash Provided by the Operations	2,793,000	2,510,000
6.01.01.01	Net profit for the period	183,000	228,000
6.01.01.02	Deferred Income Tax and Social Contribution	(44,000)	(128,000)
6.01.01.03	Loss of Disposal of Property, Plant and Equipment and Leasing	9,000	7,000
6.01.01.04	Depreciation and Amortization	806,000	694,000
6.01.01.05	Financial Charges	1,536,000	1,389,000
6.01.01.07	Share of Profit of Associates	(32,000)	(24,000)
6.01.01.08	Provision for Legal Proceedings	34,000	90,000
6.01.01.10	Provision for Stock Option	16,000	9,000
6.01.01.11	(Reverse) Allowance for Doubtful Accounts	(3,000)	3,000
6.01.01.13	Provision for Allowance for Inventory Losses and Damages	288,000	242,000
6.01.02	Variations in Assets and Liabilities	(2,244,000)	124,000
6.01.02.01	Trade Receivables	(730,000)	(139,000)
6.01.02.02	Inventories	(866,000)	(149,000)
6.01.02.03	Recoverable Taxes	49,000	271,000
6.01.02.04	Other Assets	(98,000)	(108,000)
6.01.02.05	Related Parties	4,000	(1,000)
6.01.02.06	Restricted Deposits for Legal Proceedings	7,000	8,000
6.01.02.07	Trade Payables	(536,000)	526,000
6.01.02.08	Payroll and Related Taxes	16,000	(42,000)
6.01.02.09	Taxes and Social Contributions Payable	38,000	(26,000)
6.01.02.10	Payment for Legal Proceedings	(60,000)	(34,000)
6.01.02.11	Deferred Revenue	(135,000)	(118,000)
6.01.02.12	Other Liabilities	(27,000)	(84,000)
6.01.02.15	Dividends Received	94,000	20,000
6.02	Net Cash of Investing Activities	(853,000)	(1,366,000)
6.02.02	Purchase of Property, Plant and Equipment	(852,000)	(1,362,000)
6.02.03	Purchase of Intangible Assets	(19,000)	(29,000)
6.02.04	Receipt of Property, Plant and Equipment	2,000	16,000
6.02.09	Receipt of Sale of Assets Held for Sale	16,000	9,000
6.03	Net Cash of Financing Activities	(51,000)	(2,514,000)
6.03.01	Capital Contribution	-	2,000
6.03.02	Proceeds from Borrowings	2,300,000	300,000
6.03.03	Payment of Borrowings	(199,000)	(104,000)
6.03.04	Payment of Interest on Borrowings	(567,000)	(502,000)
6.03.05	Dividends and interest on own equity, paid	-	(118,000)
6.03.09	Payment of Lease Liabilities	(148,000)	(169,000)
6.03.10	Payment of Interest on Lease Liabilities	(529,000)	(476,000)
6.03.11	Borrowing costs from borrowings	(12,000)	(51,000)
6.03.12	Payment Points of Sales Acquisition	(896,000)	(1,396,000)
6.05	Increase (Decrease) in Cash and Equivalents	(355,000)	(1,246,000)
6.05.01	Cash and Cash Equivalents at the beginning of the Period	5,459,000	5,842,000
6.05.02	Cash and Cash Equivalents at the end of the Period	5,104,000	4,596,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Interim Financial Information - 6/30/2024 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2024 to 6/30/2024 R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	1,272,000	56,000	3,309,000	-	(7,000)	4,630,000
5.03	Adjusted Opening Balance	1,272,000	56,000	3,309,000	-	(7,000)	4,630,000
5.04	Capital Transactions with Shareholders	-	16,000	-	-	-	16,000
5.04.03	Stock Options Granted	-	16,000	-	-	-	16,000
5.05	Total Comprehensive Income	-	-	-	183,000	(2,000)	181,000
5.05.01	Net Income for the Period	-	-	-	183,000	-	183,000
5.05.02	Other Comprehensive Income	-	-	-	-	(2,000)	(2,000)
5.05.02.07	Fair Value of Receivables	-	-	-	-	(3,000)	(3,000)
5.05.02.09	Income Tax Effect	-	-	-	-	1,000	1,000
5.06	Internal Changes of Shareholders' Equity	-	-	183,000	(183,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	183,000	(183,000)	-	-
5.07	Closing Balance	1,272,000	72,000	3,492,000	-	(9,000)	4,827,000

Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2023 to 6/30/2023 R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	1,263,000	36,000	2,599,000	-	(2,000)	3,896,000
5.03	Adjusted Opening Balance	1,263,000	36,000	2,599,000	-	(2,000)	3,896,000
5.04	Capital Transactions with Shareholders	2,000	9,000	-	-	-	11,000
5.04.01	Capital Contribution	2,000	-	-	-	-	2,000
5.04.03	Stock Options Granted	-	9,000	-	-	-	9,000
5.05	Total Comprehensive Income	-	-	-	228,000	(4,000)	224,000
5.05.01	Net Income for the Period	-	-	-	228,000	-	228,000
5.05.02	Other comprehensive income	-	-	-	-	(4,000)	(4,000)
5.05.02.07	Fair Value of Receivables	-	-	-	-	(6,000)	(6,000)
5.05.02.09	Income Tax Effect	-	-	-	-	2,000	2,000
5.06	Internal Changes of Shareholders' Equity	-	-	228,000	(228,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	228,000	(228,000)	-	-
5.07	Closing Balance	1,265,000	45,000	2,827,000	-	(6,000)	4,131,000

1	CORPORATE INFORMATION

	Sendas Distribuidora S.A. (“Company” or “Sendas”) is a publicly held company listed in the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (B3), under ticker symbol "ASAI3" and on the New York Stock Exchange (NYSE), under ticker symbol "ASAI". The Company is primarily engaged in the retail and wholesale of food products, bazaar items and other products through its chain of stores, operated under “ASSAÍ” brand, since this is the only disclosed segment. The Company's registered office is at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá, in the State of Rio de Janeiro. As of June 30, 2024, the Company operated 293 stores (288 stores as of December 31, 2023) and 11 distribution centers (11 distribution centers as of December 31, 2023) in the five regions of the country, with operations in 24 states and in the Federal District.

1.1	New matters

	Ninth and tenth issue of debentures, see note 15.6.

	Long-term benefit plans, see notes 19.3.4 and 19.3.5.

	Buy-back program of shares, see note 19.4.

2	BASIS OF PREPARATION AND DISCLOSURE OF THE INTERIM FINANCIAL INFORMATION

	The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and accounting standard CPC 21 (R1) – Interim Financial Report and disclosed aligned with the standards approved by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Interim Financial Information.

	The interim financial information has been prepared based on the historical cost basis, except for: (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable. In accordance with OCPC 07 - Presentation and Disclosures in General Purpose - Financial Statements, all significant information related to the interim financial information, and only them, is being disclosed and is consistent with the information used by Management in managing of the Company's activities.

	The interim financial information is presented in millions of Brazilian Reais (R$), which is the Company's functional currency.

	The interim financial information for the period ended June 30, 2024 were approved by the Board of Directors on August 8, 2024.

3	MATERIAL ACCOUNTING POLICIES

	The material accounting policies and practices applied by the Company to the preparation of the interim financial information are in accordance with those adopted and disclosed in note 3 and in each explanatory note corresponding to the financial statements for the year ended December 31, 2023, approved on February 21, 2024 and, therefore, it should be read together.

3.1	Standards, amendments and interpretations

	In the period ended June 30, 2024, the new current standards, include the review of CPC 09 (R1) – Statements of Value Added, were evaluated and produced no effect on the interim financial information disclosed, additionally the Company did not adopt in advance the IFRS issued and not yet current.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

	The preparation of the interim financial information requires Management to makes judgments and estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period, however, the uncertainties about these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future periods.

	The significant assumptions and estimates applied on the preparation of the interim financial information for the period ended June 30, 2024, were the same as those adopted in the financial statements for the year ended December 31, 2023, approved on February 21, 2024, disclosed in note 5.

5	CASH AND CASH EQUIVALENTS

		6/30/2024	12/31/2023
	Cash and bank accounts	292	352
	Cash and bank accounts - Abroad (i)	25	22
	Financial investments (ii)	4,787	5,085
		5,104	5,459

	(i) As of June 30, 2024, the Company had funds held abroad, of which R$25 in US dollars (R$22 in US dollars as of December 31, 2023).

	(ii) As of June 30, 2024, the financial investments refer to the repurchase and resale agreements and Bank Deposit Certificates - CDB, with a weighted average interest rate of 97.72% of the CDI - Interbank Deposit Certificate (95.92% of the CDI as of December 31, 2023).

	The Company's exposure to interest rate indexes and the sensitivity analysis for these financial assets are disclosed in note 15.3.

6	TRADE RECEIVABLES

				Note	6/30/2024	12/31/2023
	From sales with:
	Credit card			6.1	1,300	589
	Credit card - related parties (FIC)			9.1	289	211
	Ticket			6.1	183	185
	Total of credit card and ticket				1,772	985

	Slips				109	148
	Suppliers and others				60	81
					1,941	1,214
	Expected credit loss for doubtful accounts			6.2	(12)	(15)
					1,929	1,199

	The breakdown of trade receivables by their gross amount by maturity period is presented below:

					Overdue
			Total	Due	Less than 30 days	Over 30 days
	June 30, 2024		1,941	1,930	5	6
	December 31, 2023		1,214	1,202	5	7

6.1	Assignment of receivables

	The Company assigned part of its receivables referring to credit cards and ticket with operators, without any right of recourse, aiming to anticipate its cash flow. As of June 30, 2024, the amount of these operations is R$1,650 (R$2,757 as of December 31, 2023). The amount was derecognized from the balance of trade receivables, since all risks related to the receivables were substantially transferred. The cost to advance these credit card receivables is classified as “Cost and discount of receivables” in note 23.

	As of June 30, 2024, the amount of receivables, currently, discountable (credit cards and ticket) is R$1,772 (R$985 as of December 31,2023).

6.2	Expected credit loss for doubtful accounts

			6/30/2024	6/30/2023
	At the beginning of the period		(15)	(11)
	Additions		(37)	(20)
	Reversals		40	18
	At the end of the period		(12)	(13)

7	INVENTORIES

		Note	6/30/2024	12/31/2023
	Stores		6,402	6,033
	Distribution centers		1,462	1,237
	Commercial agreements	7.1	(575)	(525)
	Inventory losses	7.2	(47)	(81)
			7,242	6,664

7.1	Commercial agreements

	As of June 30, 2024, the amount of unrealized commercial agreements, presented as a reduction of inventory balance, totaled R$575 (R$525 as of December 31, 2023).

7.2	Inventory losses

			6/30/2024	6/30/2023
	At the beginning of the period		(81)	(68)
	Additions		(298)	(259)
	Reversals		10	17
	Write-offs		322	266
	At the end of the period		(47)	(44)

8	RECOVERABLE TAXES

			Note	6/30/2024	12/31/2023
	ICMS		8.1	953	1,085
	PIS and COFINS		8.2	381	287
	Social Security Contribution - INSS		148	169
	Whithholding taxes to be recovered		138	105
	Others		4	27
			1,624	1,673

	Current		1,085	1,100
	Non-current		539	573

8.1	State VAT tax credits - ICMS

	The Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. This system entails the prepayment of ICMS of the whole commercial chain, upon goods outflow from an industrial establishment or importer or their inflow into each State. The expansion of this system to an increasingly wider range of products sold in the retail generates the prepayment of the tax and consequently a refund in certain operations.

	With respect to credits that cannot yet be immediately offset, the Company's management, according to a technical recovery study, based on the future expectation of growth and consequent offset against taxes payable from its operations, believes that its future offset is viable. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of June 30, 2024, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below:

	Year	Amount
	Within 1 year	455
	From 1 to 2 years	116
	From 2 to 3 years	103
	From 3 to 4 years	83
	From 4 to 5 years	50
	More than 5 years	146
		953

8.2	PIS and COFINS credit

	On March 15, 2017, the Federal Supreme Court ("STF”) recognized the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices. The STF rendered a favorable decision to the taxpayers, concluding that all ICMS highlighted should be excluded from the calculation basis.

	Currently the Company, with the favorable judgment of the Supreme Court, has recognized the exclusion of ICMS from the PIS and COFINS calculation basis.

	In addition to the recorded credits, the Company has contingent tax assets in the amount of R$54 related to PIS and COFINS credits.

	• Expected realization of PIS and COFINS credits

	In relation to the recoverable PIS and COFINS credits, the Company's management, based on a technical recovery study considering future growth expectations and consequent offset against debts from its operations, projects its future realization. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of June 30, 2024, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable PIS and COFINS balance, in the amount of R$381, and expected realization is within one year.

9	RELATED PARTIES

9.1	Balances and related party transactions

		Assets				Liabilities		Transactions
		Trade receivables		Other assets		Suppliers		Revenue (expenses)
		6/30/2024	12/31/2023	6/30/2024	12/31/2023	6/30/2024	12/31/2023	6/30/2024	6/30/2023
	Joint venture
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	289	211	19	23	23	28	15	12
		289	211	19	23	23	28	15	12

	Current	289	211	-	-	23	28
	Non-current	-	-	19	23	-	-

		Transactions
		Revenue (expenses)
		6/30/2023
	Associates (i)
	Casino Guichard Perrachon	(20)
	Euris	(1)
	Grupo Pão de Açúcar ("GPA")	20
	Wilkes Participações S.A.	(6)
		(7)

	(i) On June 23, 2023, as per the Notice to the Market published on the same date, Casino, through its subsidiaries Wilkes, Geant International BV ("GIBV") and Segisor S.A.S ("Segisor"), sold 157,582,850 common shares issued by the Company, representing 11.67% of its share capital, through a block trade operation carried out on the same date. As a result, the Casino Group now holds an ownership interest of less than 0.01% of Sendas' share capital, no longer being considered a related party of the Company. The balances with these companies and their subsidiaries are presented under the line items Other accounts receivable and Other accounts payable in the balance sheet in the interim financial information for the period ended June 30, 2024.

	Additionally, after the completion of the spin-off between the Company and GPA on December 31, 2020, both undertook to put forth commercially reasonable efforts, within up to 18 months, to release, replace and/or otherwise remove the counterparty from the position of guarantor of liabilities or obligations, which after such term would be subject to the payment of a fee, net, as remuneration for the guarantees provided by both parties. If the Company and GPA cease to be submitted to common control, the parties would be required to release, replace and/or otherwise remove the guarantees until then not replaced or provided, observing the terms established in the Separation Agreement.

	The Company and GPA ceased to be related parties in fiscal year 2023 and are taking the necessary measures to replace the cross guarantees on the contractual obligations of: i) rental of stores; ii) borrowing agreement; and iii) purchase of electricity. The fee paid to GPA as remuneration for the guarantees provided as of June 30, 2024 and December 31, 2023 was less than R$1.

9.2	Management compensation

	Expenses referring to the executive board compensation recorded in the Company’s statement of operations in the period ended June 30, 2024 and 2023 as follows (amounts expressed in thousands reais):

		Base salary		Variable compensation		Stock option plan and shared-based payment plan (i)		Total
		2024	2023	2024	2023	2024	2023	2024	2023
	Board of directors	6,124	5,452	-	-	-	5,250	6,124	10,702
	Statutory officers	8,543	5,466	10,198	7,444	14,170	5,691	32,911	18,601
	Executives excluding statutory officers	17,286	15,500	23,646	19,158	9,104	5,845	50,036	40,503
	Fiscal council	282	267	-	-	-	-	282	267
		32,235	26,685	33,844	26,602	23,274	16,786	89,353	70,073

	(i) More details about shared-based payment plan for the Statutory officers, see note 19.3.3.

	The stock option plan, fully convertible into shares, refers to the Company's and this plan has been treated in the Company's statement of operations. The corresponding expenses are allocated to the Company and recorded in the statement of operations against capital reserve - stock options in shareholders' equity. There are no other short-term benefits granted to members of the Company's management. The new long-term benefit plans are disclosed in notes 19.3.4 and 19.3.5.

10	INVESTMENTS

	The details of the Company's investments at the end of the period are as follows:

						Participation in investments - %
						Direct participation
	Investment type	Company			Country	6/30/2024		12/31/2023
	Joint venture	Bellamar Empreendimento e Participações S.A.			Brazil	50.00		50.00

	Summary of financial information of Joint Venture

		6/30/2024		12/31/2023
	Current assets	1		1
	Non-current assets	458		581
	Shareholders´ equity	459		582

		6/30/2024		6/30/2023
	Net income for the period	64		47

	Investments composition and breakdown

		Bellamar
	As of December 31, 2022	833
	Share of profit of associates	24
	Dividends received	(20)
	As of June 30, 2023	837

	As of December 31, 2023	864
	Share of profit of associates	32
	Dividends received	(94)
	As of June 30, 2024	802

11	PROPERTY, PLANT AND EQUIPMENT

11.1	Breakdown and composition of property, plant and equipment

		As of 12/31/2023	Additions (i)	Write-off	Depreciation	Transfers and others	As of 6/30/2024		Historical cost	Accumulated depreciation
	Lands	559	-	-	-	-	559	=	559	-
	Buildings	777	37	-	(11)	98	901		1,069	(168)
	Improvements	8,099	287	(4)	(248)	(82)	8,052		9,783	(1,731)
	Machinery and equipment	2,310	149	(2)	(133)	15	2,339		3,443	(1,104)
	Facilities	270	7	-	(19)	-	258		437	(179)
	Furniture and appliances	903	49	(3)	(78)	12	883		1,367	(484)
	Constructions in progress	111	13	-	-	(45)	79		79	-
	Others	119	14	-	(26)	5	112		274	(162)
		13,148	556	(9)	(515)	3	13,183		17,011	(3,828)

		As of 12/31/2022	Additions (i)	Write-off	Depreciation	Transfers and others	As of 6/30/2023		Historical cost	Accumulated depreciation
	Lands	600	17	-	-	(41)	576	=	576	-
	Buildings	730	-	-	(9)	23	744		893	(149)
	Improvements	6,865	845	(21)	(205)	5	7,489		8,749	(1,260)
	Machinery and equipment	1,440	209	(12)	(136)	382	1,883		2,750	(867)
	Facilities	585	61	(2)	(24)	(189)	431		590	(159)
	Furniture and appliances	755	70	(2)	(53)	85	855		1,185	(330)
	Constructions in progress	543	24	(1)	-	(329)	237		237	-
	Others	64	15	-	(17)	44	106		216	(110)
		11,582	1,241	(38)	(444)	(20)	12,321		15,196	(2,875)
	.
	(i) Includes interest capitalization in the amount of R$24 (R$170 as of June 30, 2023), see note 11.2.

11.2	Capitalized borrowing costs and lease

	The value of capitalized borrowing costs and lease directly attributable to the reform, construction and acquisition of property, plant and equipment and intangible assets within the scope of CPC 20 (R1)/IAS 23 - Borrowing Costs and the amount of interest on lease liabilities incorporated into the value of the property, plant and equipment and/or intangible assets, for the period in which the assets are not yet in their intended use in accordance with CPC 06 (R2)/IFRS 16 - Leases, amounted to R$24 (R$170 as of June 30, 2023). The rate used to calculate the borrowing costs eligible for capitalization was 113.76% (110.70% as of June 30, 2023) of CDI, corresponding to the effective interest rate of borrowings taken by the Company.

11.3	Additions to property, plant and equipment for cash flow purpose

		6/30/2024	6/30/2023
	Additions	556	1,241
	Capitalized borrowing costs	(24)	(170)
	Financing of property, plant and equipment - Additions	(531)	(1,067)
	Financing of property, plant and equipment - Payments	851	1,358
		852	1,362

	Additions related to the purchase of operating assets, purchase of land and buildings to expansion activities, building of new stores and distribution centers, improvements of existing distribution centers and stores and investments in equipment and information technology.

	The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the period with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

11.4	Other information

	As of June 30, 2024, the Company recorded in the cost of sales and services the amount of R$42 (R$40 as of June 30, 2023), relating to the depreciation of machinery, buildings and facilities of distribution centers.

11.5	Impairment test of property, plant and equipment

	The impairment test of property, plant and equipment uses the same practices described in note 12.1 to the financial statements as of December 31, 2023.

	The Company monitored the plan used to assess impairment test as of December 31, 2023, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended June 30, 2024.

12	INTANGIBLE

12.1	Breakdown and composition of intangible assets

		As of 12/31/2023	Additions	Write-off	Amortization	As of 6/30/2024	Historical cost	Accumulated amortization
	Goodwill	618	-	-	-	618	871	(253)
	Software	63	19	(1)	(11)	70 =	198	(128)
	Commercial rights	4,452	-	-	(4)	4,448	4,491	(43)
	Trade name	39	-	-	-	39	39	-
		5,172	19	(1)	(15)	5,175	5,599	(424)

		As of 12/31/2022	Additions	Amortization	As of 6/30/2023	Historical cost	Accumulated amortization
	Goodwill	618	-	-	618	= 871	(253)
	Software	76	12	(10)	78	163	(85)
	Commercial rights	4,267	17	(4)	4,280	4,316	(36)
	Trade name	39	-	-	39	39	-
		5,000	29	(14)	5,015	5,389	(374)

12.2	Impairment test of intangible assets with indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in note 12.1 to the financial statements as of December 31, 2023.

The Company monitored the plan used to assess impairment test as of December 31, 2023, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended June 30, 2024.

12.3	Commercial rights

Commercial rights with defined and indefinite useful lives are tested following the assumptions described in note 12.1.1, to the financial statements as of December 31, 2023. The Company considered the discounted cash flow of the related store for the impairment test, that is, the store is the CGU.

The Company monitored the plan used to assess impairment test as of December 31, 2023, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended June 30, 2024.

13	LEASES

13.1	Right-of-use

13.1.1	Breakdown and composition of right-of-use assets

		As of 12/31/2023	Additions	Remeasurement	Write-off	Amortization	Transfers and others	As of 6/30/2024		Historical cost	Accumulated amortization
	Buildings	8,203	8	180	(5)	(273)	(3)	8,110		10,050	(1,940)
	Equipment	3	-	-	-	(2)	-	1	=	44	(43)
	Assets and rights	16	-	-	-	(1)	-	15		28	(13)
		8,222	8	180	(5)	(276)	(3)	8,126		10,122	(1,996)

		As of 12/31/2022	Additions	Remeasurement	Write-off	Amortization	Transfers and others	As of 6/30/2023		Historical cost	Accumulated amortization
	Buildings	7,593	27	221	(109)	(232)	(21)	7,479	=	9,033	(1,554)
	Equipment	8	-	-	-	(3)	-	5		56	(51)
	Assets and rights	18	-	-	-	(1)	-	17		28	(11)
		7,619	27	221	(109)	(236)	(21)	7,501		9,117	(1,616)

13.2	Lease liabilities

13.2.1	Minimum future payments and potential right of PIS and COFINS

	Lease contracts totaled R$9,214 as of June 30, 2024 (R$9,184 as of December 31, 2023). The minimum future lease payments, according to lease agreements, with the present value of minimum lease payments, are as follows:

			6/30/2024	12/31/2023
	Lease liabilities - minimum payments
	Less than 1 year		374	532
	From 1 to 5 years		1,770	1,702
	More than 5 years		7,070	6,950
	Present value of lease liabilities		9,214	9,184
	Current		374	532
	Non-current		8,840	8,652

	Future financing charges		12,942	13,164
	Gross amount of financial lease agreements		22,156	22,348

	PIS and COFINS embedded in the present value of lease agreements		560	558
	PIS and COFINS embedded in the gross value of lease agreements		1,347	1,359

	Lease liabilities interest expense is stated in note 23. The Company´s average incremental interest rate at the agreement signing date was 12.15% in the period ended June 30, 2024 (12.12% as of December 31, 2023).

	Had the Company adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and discounted to present value at the nominal incremental rate, the average percentage of inflation to be projected by year would be approximately 6.69% (6.72% as of December 31, 2023). The average term of the agreements analyzed as of June 2024 is 17 years (as of December 31, 2023 is 18 years).

13.2.2	Lease liability roll forward

			Amount
	As of December 31, 2022		8,360
	Addition - Lease		27
	Remeasurement		221
	Interest provision		477
	Principal amortization		(169)
	Interest amortization		(476)
	Write-off due to early termination of agreement		(120)
	As of June 30, 2023		8,320

			Amount
	As of December 31, 2023		9,184
	Addition - Lease		8
	Remeasurement		180
	Interest provision		525
	Principal amortization		(148)
	Interest amortization		(529)
	Write-off due to early termination of agreement		(6)
	As of June 30, 2024		9,214

13.3	Result on variable rentals and subleases

		6/30/2024	6/30/2023
	(Expenses) revenues of the period:
	Variables (1% to 2% of sales)	(7)	(10)
	Subleases (i)	52	44

	(i) Refers mainly to the revenue from lease agreements receivable from commercial galleries.

13.4	Additional information

	In accordance with OFÍCIO-CIRCULAR/CVM/SNC/SEP/N°02/2019 the Company adopted as an accounting policy the requirements of CPC 06 (R2)/IFRS16 - Leases, in the measurement and remeasurement of its right of use, using the discounted cash flow model, without considering inflation.

	To safeguard the faithful representation of information to meet the requirements of CPC 06 (R2)/IFRS16 - Leases, and the guidelines of the CVM technical areas, the balances of assets and liabilities without inflation, effectively accounted for (real flow x real rate) are provided, and the estimate of inflated balances in the comparison period (nominal flow x nominal rate).

	Other assumptions, such as the maturity schedule of liabilities and the interest rates used in the calculation, are disclosed in note 13.2.1, as well as inflation indexes are observable in the market, so that the nominal flows can be prepared by the users of the interim financial information.

			6/30/2024	12/31/2023
	Real flow
	Right-of-use assets		8,127	8,222

	Lease liabilities		22,156	22,348
	Embedded interest		(12,942)	(13,164)
			9,214	9,184

	Inflated flow
	Right-of-use assets		12,776	12,776

	Lease liabilities		35,673	35,568
	Embedded interest		(19,265)	(19,354)
			16,408	16,214

	Below we present the flow of payments according to the average term weighted with the respective nominal and inflation rates for each period presented:

	As of June 30, 2024

	Year	Amount	Nominal tax	Projected inflation
	Within 1 year	1,425	12.23%	3.17%
	From 1 to 2 years	1,327	12.26%	3.27%
	From 2 to 3 years	1,339	12.29%	3.56%
	From 3 to 4 years	1,307	12.32%	3.56%
	From 4 to 5 years	2,437	12.35%	3.56%
	More than 5 years	14,321	12.55%	3.56%
		22,156

	As of December 31, 2023

	Year	Amount	Nominal tax	Projected inflation
	Within 1 year	1,435	12.19%	4.48%
	From 1 to 2 years	1,300	12.22%	3.86%
	From 2 to 3 years	1,316	12.25%	3.45%
	From 3 to 4 years	1,311	12.28%	3.49%
	From 4 to 5 years	2,437	12.32%	3.58%
	More than 5 years	14,549	12.54%	3.58%
		22,348

14	TRADE PAYABLES AND TRADE PAYABLES - AGREEMENTS

			Note	6/30/2024	12/31/2023
	Trade payables
	Products			10,017	10,363
	Acquisition of property, plant and equipment			76	158
	Service			172	150
	Service - related parties (FIC)		9.1	23	28
	Bonuses from suppliers		14.1	(548)	(902)
				9,740	9,797

	Trade payables - Agreements
	Products		14.2	510	1,070
	Acquisition of property, plant and equipment		14.2	149	389
	Acquisition of hipermarkets (i)			-	892
				659	2,351

				10,399	12,148

	Current			10,374	12,110
	Non-current			25	38

	(i) Fully paid in January 2024 in the amount of R$894.

14.1	Bonuses from suppliers

	These include commercial agreements and discounts obtained from suppliers. These amounts are defined in agreements and include discounts for purchase volume, joint marketing programs, freight reimbursements, and other similar programs. The receipt occurs by deducting trade notes payable to suppliers, according to conditions established in the supply agreements, so that the financial settlements occur for the net amount.

14.2	Agreements among suppliers, the Company and banks

	The Company has agreements signed with financial institutions, through which suppliers of products, capital goods and services have the possibility of receiving in advance their amounts receivable, also named “forfait” / “confirming”. The financial institutions become creditors of the operation and the Company settles the payments under the same conditions as those originally agreed with the supplier.

	Management, based on CPC 3 (R2)/IAS 7 and CPC 40 (R1)/IFRS 7, assessed that the economic substance of the transaction is operational, considering that receiving in advance is an exclusive decision of the supplier and, for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the originally contracted amounts. These transactions aim at facilitating the cash flow of its suppliers without the Company having to advancing payments. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

	These balances are classified as "Trade payables - Agreements" and the cash flow from these operations is presented as operating in the statement of cash flows.

	Additionally, there is no exposure to any financial institution individually related to these operations and these liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial). In these transactions, the Company earns income referring to the premium for referring suppliers to the operations of advance of receivables, recognized in the financial result, note 23 in the line "Revenue from anticipation of payables", in the amount of R$28 as of June 30, 2024 (R$17 as of June 30, 2023), representing 1.64% of the volume of transactions occurred during 2024 (1.24% in period ended June 30, 2023).

	As of June 30, 2024, the balance payable related to these operations is R$659 (R$1,459 as of December 31, 2023).

	The balances of trade payables and trade payables – agreement are similar and do not exceed the expiration date of 120 days as of June 30, 2024.

15	FINANCIAL INSTRUMENTS

	The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

		Note	Amortized cost	Fair value	FVTOCI (i)	As of 6/30/2024
	Financial assets
	Cash and cash equivalents	5	5,104	-	-	5,104
	Related parties	9.1	19	-	-	19
	Trade receivables and other accounts receivables		332	-	-	332
	Gain on financial instruments at fair value	15.5.1	-	272	-	272
	Trade receivables with credit card and ticket	6.1	-	-	1,772	1,772
	Financial liabilities
	Other accounts payable		(232)	-	-	(232)
	Trade payables and trade payables - agreements	14	(10,399)	-	-	(10,399)
	Borrowings	15.5.1	(1,840)	-	-	(1,840)
	Debentures and promissory notes	15.5.1	(12,630)	-	-	(12,630)
	Lease liabilities	13.2	(9,214)	-	-	(9,214)
	Borrowings and debentures	15.5.1	-	(3,242)	-	(3,242)
	Loss of financial instruments at fair value	15.5.1	-	(20)	-	(20)
	Net exposure		(28,860)	(2,990)	1,772	(30,078)

		Note	Amortized cost	Fair value	FVTOCI (i)	As of 12/31/2023
	Financial assets
	Cash and cash equivalents	5	5,459	-	-	5,459
	Related parties	9.1	23	-	-	23
	Trade receivables and other accounts receivables		396	-	-	396
	Gain on financial instruments at fair value	15.5.1	-	274	-	274
	Trade receivables with credit card and ticket	6.1	-	-	985	985
	Financial liabilities
	Other accounts payable		(216)	-	-	(216)
	Trade payables and trade payables - agreements	14	(12,148)	-	-	(12,148)
	Borrowings	15.5.1	(1,943)	-	-	(1,943)
	Debentures and promissory notes	15.5.1	(10,051)	-	-	(10,051)
	Lease liabilities	13.2	(9,184)	-	-	(9,184)
	Borrowings and debentures	15.5.1	-	(3,182)	-	(3,182)
	Loss of financial instruments at fair value	15.5.1	-	(8)	-	(8)
	Net exposure		(27,664)	(2,916)	985	(29,595)

	(i) Fair Value Through Other Comprehensive Income - FVTOCI.

	The fair value of other financial instruments detailed in the table above approximates the carrying amount based on the existing payment terms and conditions. The financial instruments measured at amortized cost, the fair values of wich differ from the carrying amounts, are disclosed in note 15.4.

15.1	Considerations on risk factors that may affect the business of the Company

15.1.1	Credit risk

	• Cash and cash equivalents

	In order to minimize the credit risk, the investment policies adopted establish investiments in financial institutions approved by the Company’s Financial Committee, considering the monetary limits and evaluations of financial institutions, which are regularly updated.

	The Company's financial investments, according to the rating on the national scale of financial institutions, are of represented by 93% brAAA and 7% brAA+.

	• Trade receivables

	The credit risk related to trade receivables is minimized by the fact that a large part of installment sales are made with credit cards and ticket. These receivables may be advanced at any time, without right of recourse, with banks or credit card companies, for the purpose of providing working capital, generating the derecognition of the accounts receivable. In addition, the main acquirers used by the Company are related to first-tier financial institutions with low credit risk. Additionally, for trade receivables collected in installments, the Company monitors the risk for the granting of credit and for the periodic analysis of the expected credit loss balances.

	The Company also incurs counterparty risk related to derivative instruments. This risk is mitigated by carrying out transactions, according to policies approved by governance bodies.

	Except the balances related to credit cards and ticket, there are no receivables or sale to customers that are, individually, more than 5% of accounts receivable or revenues.

15.1.2	Interest rate risk

	The Company obtains borrowings with major financial institutions to meet cash requirements for investments. Accordingly, the Company is mainly exposed to the risk of significant fluctuations in the interest rate, especially the rate related to derivative liabilities (foreign currency exposure hedge) and debts indexed to CDI. The balance of cash and cash equivalents, indexed to CDI, partially offsets the risk of fluctuations in the interest rates.

15.1.3	Capital risk management

	The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments considering the changes in the economic conditions.

	The capital structure is as follows:

		6/30/2024	12/31/2023
	Borrowings, debentures and promissory notes	(17,732)	(15,184)
	(-) Cash and cash equivalents	5,104	5,459
	(-) Derivative financial instruments	272	274
	Net debt	(12,356)	(9,451)

	Shareholders’ equity	4,827	4,630
	% Net debt to shareholders’ equity	256%	204%

15.1.4	Liquidity risk management

	The Company manages liquidity risk through daily monitoring of cash flows and control of maturities of financial assets and liabilities.

	The table below summarizes the aging profile of the Company’s financial liabilities as of June 30, 2024.

		Less than 1 year	From 1 to 5 years	More than 5 years	Total
	Borrowings	1,110	1,082	-	2,192
	Debenture and promissory notes	6,846	9,588	4,019	20,453
	Derivative financial instruments	(101)	(343)	(138)	(582)
	Lease liabilities	1,425	6,410	14,321	22,156
	Trade payables	9,717	28	-	9,745
	Trade payables - Agreements	659	-	-	659
	Other accounts payable	190	-	42	232
		19,846	16,765	18,244	54,855

	The information was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make the payment or be eligible to receive the payment. To the extent that interest rates are floating, the undiscounted amount is obtained based on interest rate curves for the period ended June 30, 2024. Therefore, certain balances presented do not agree with the balances presented in the balance sheets.

15.2	Derivative financial instruments

			Notional value		Fair value
			6/30/2024	12/31/2023	6/30/2024	12/31/2023
	Swap of hedge
	Hedge purpose (debt)		2,885	2,956	3,157	3,230

	Long Position
	Fixed rate		35	106	38	110
	Hedge - CRI		2,850	2,850	3,119	3,120

	Short Position		(2,885)	(2,956)	(2,905)	(2,964)

	Net hedge position		-	-	252	266

	Realized and unrealized gains and losses on these contracts during the period ended June 30, 2024 are recorded as net financial results and the balance receivable at fair value is R$252 (balance receivable of R$266 as of December 31, 2023). The assets are recorded as “derivative financial instruments” and the liabilities as “debentures”.

	The effects of the hedge at fair value through income for the period ended June 30, 2024, resulted in a loss of R$83 (loss of R$17 as of June 30, 2023), recorded under cost of debt, see note 23.

	The consolidated position of outstanding derivative financial instrument transactions is presented in the table below:

	Description		Reference value	Maturity	6/30/2024	12/31/2023
	Debt
	IPCA - BRL		R$1,972	2028, 2029 and 2031	263	267

	Interest rate swaps registered at CETIP
	Pre-fixed rate x CDI		R$879	2027	(14)	(5)
	Pre-fixed rate x CDI		R$17	2027	2	2
	Pre-fixed rate x CDI		R$17	2027	1	2
	Derivatives - Fair value hedge - Brazil				252	266

15.3	Sensitivity analysis of financial instruments

	According to Management's assessment, the possible reasonable changes scenario considered was, on the maturity date of each transaction, the market curves (interest) of B3.

	To determine the possible relevant change in the relevant risk variable, Management considered the economic environment in which it operates. Therefore, in scenario (I) there is no impact on the fair value of financial instruments and the weighted interest rate (CDI) was 11.19% per year. For scenarios (II) and (III), for the exclusive purpose of sensitivity analysis, Management considered a deterioration of 5% and 10%, respectively, in the risk variables, up to one year of the financial instruments, with the aim of demonstrating the sensitivity of the Company's results in an adverse scenario.

	In the case of derivative financial instruments (aiming at hedging the financial debt), the variations of the scenarios are accompanied by the respective hedges, indicating that the effects are not significant.

	The Company disclosed the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the mentioned scenarios:

						Market projections
	Transactions	Note	Risk (Rate Increase)	As of 6/30/2024	Scenario (I)	Scenario (II)	Scenario (III)
	Borrowings	15.5.1	CDI + 1.74% per year	(1,847)	(204)	(214)	(224)
	Borrowings (fixed rate)	15.5.1	CDI + 0.20% per year	(35)	(4)	(4)	(4)
	Debentures and promissory notes	15.5.1	CDI + 1.42% per year	(16,004)	(1,767)	(1,855)	(1,944)
	Total net effect (loss)			(17,886)	(1,975)	(2,073)	(2,172)

	Cash equivalents	5	97.72% of the CDI	4,787	536	562	589

	Net exposure loss			(13,099)	(1,439)	(1,511)	(1,583)

15.4	Fair value measurement

	The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amounts, pursuant to CPC 46/IFRS 13, which address the concepts of measurement and disclosure requirements. The fair value hierarchy levels are defined below:

	Level 1: fair value measurement at the balance sheet date using quoted prices (unadjusted) in active markets for identical assets or liabilities to which the entity may have access at the measurement date.

	Level 2: fair value measurement at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, except quoted prices included in Level 1.

	Level 3: fair value measurement at the balance sheet date using non-observable data for the asset or liability.

	The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

	The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, all classified as level 2, for which the fair value has been disclosed in the interim financial information:

		Carrying amount		Fair value
		6/30/2024	12/31/2023	6/30/2024	12/31/2023
	Trade receivables with credit card and ticket	1,772	985	1,772	985
	Interest rate swaps	(11)	(1)	(11)	(1)
	Interest rate swaps - CRI	263	267	263	267
	Borrowings and debentures (fair value)	(3,242)	(3,182)	(3,242)	(3,182)
	Borrowings, debentures and promissory notes (amortized cost)	(14,470)	(11,994)	(14,164)	(11,716)
		(15,688)	(13,925)	(15,382)	(13,647)

	There were no change between fair value measurement hierarchy levels during the period ended June 30, 2024.

	Interest rate swaps, borrowings and debentures are classified in Level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate.

15.5	Borrowings

15.5.1	Debt breakdown

			Average rate	6/30/2024	12/31/2023

	Debentures and promissory notes		CDI + 1.42 % per year	16,004	13,378
	Borrowing costs			(167)	(185)
				15,837	13,193

	Derivative financial instruments - Debentures and promissory notes
	Swap contracts		CDI + 0.90 % per year	(269)	(270)
	Swap contracts		CDI + 1.32 % per year	20	8
				(249)	(262)

	Borrowings in domestic currency
	Working capital		CDI + 0.20% per year	35	40
	Working capital		CDI + 1.74% per year	1,847	1,952
	Borrowing costs			(7)	(9)
				1,875	1,983

	Derivative financial instruments - Domestic currency
	Swap contracts		CDI + 0.20% per year	(3)	(4)
				(3)	(4)

	Total of borrowings, debentures and promissory notes			17,460	14,910

	Current asset			(52)	(48)
	Non-current asset			(220)	(226)
	Current liabilities			6,414	2,115
	Non-current liabilities			11,318	13,069

15.5.2	Roll forward of borrowings

		Amount
	Balance as of December 31, 2022	12,409
	Funding	300
	Borrowing costs	(51)
	Interest provision	869
	Swap contracts	45
	Mark-to-market	(28)
	Exchange rate and monetary variation	(20)
	Borrowing costs amortization	18
	Interest amortization	(502)
	Principal amortization	(5)
	Swap amortization	(99)
	Balance as of June 30, 2023	12,936

		Amount
	Balance as of December 31, 2023	14,910
	Funding	2,300
	Borrowing costs	(12)
	Interest provision	912
	Swap contracts	(8)
	Mark-to-market	91
	Exchange rate and monetary variation	1
	Borrowing costs amortization	32
	Interest amortization	(567)
	Principal amortizations	(131)
	Swap amortization	(68)
	Balance as of June 30, 2024	17,460

15.5.3	Schedule of non-current maturities

	Maturity	Amount
	From 1 to 2 years	1,228
	From 2 to 3 years	1,425
	From 3 to 4 years	4,794
	From 4 to 5 years	2,686
	More than 5 years	1,087
		11,220

	Borrowing cost	(122)
		11,098

15.6	Debentures and promissory notes

				Date
		Issue amount (in thousands)	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	6/30/2024	12/31/2023
	First Issue of Promissory Notes - 5th series	200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	76,314,890	305	289
	First Issue of Promissory Notes - 6th series	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	76,314,890	305	289
	Second Issue of Debentures - 1st series	940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	1,013	952	954
	Second Issue of Debentures - 2nd series	660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,013	669	670
	Second Issue of Promissory Notes - 1st series	1,250,000	1,250,000	8/27/2021	8/27/2024	CDI + 1.47% per year	1,425	1,782	1,681
	Second Issue of Promissory Notes - 2nd series	1,250,000	1,250,000	8/27/2021	2/27/2025	CDI + 1.53% per year	1,428	1,784	1,683
	Third Issue of Debentures - 1st series - CRI	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,174	1,153	1,122
	Third Issue of Debentures - 2nd series - CRI	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,174	608	591
	Fourth Issue of Debentures - single series	2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,011	2,021	2,024
	First Issue of Commercial Paper Notes - single series	750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	1,045	784	790
	Fifth Issue of Debentures - single series - CRI	250,000	250,000	4/5/2022	3/28/2025	CDI + 0.75% per year	1,026	258	258
	Sixth Issue of Debentures - 1st series - CRI	72,962	72,962	9/28/2022	9/11/2026	CDI + 0.60% per year	1,031	75	76
	Sixth Issue of Debentures - 2nd series - CRI	55,245	55,245	9/28/2022	9/13/2027	CDI + 0.70% per year	1,031	58	58
	Sixth Issue of Debentures - 3rd series - CRI	471,793	471,793	9/28/2022	9/13/2029	IPCA + 6.70% per year	1,107	522	508
	Second Issue of Commercial Paper Notes - single series	400,000	400,000	12/26/2022	12/26/2025	CDI + 0.93% per year	1,209	484	458
	Seventh Issue of Debentures - 1st series - CRI	145,721	145,721	7/25/2023	7/15/2026	CDI + 1.00% per year	1,052	152	154
	Seventh Issue of Debentures - 2nd series - CRI	878,503	878,503	7/25/2023	7/15/2027	Pré 11.75% per year	1,052	924	921
	Seventh Issue of Debentures - 3rd series - CRI	46,622	46,622	7/25/2023	7/17/2028	CDI + 1.15% per year	1,053	50	50
	Eighth Issue of Debentures - 1st series	400,000	400,000	12/22/2023	12/22/2027	CDI + 1.85% per year	1,002	401	401
	Eighth Issue of Debentures - 2nd series	400,000	400,000	12/22/2023	12/22/2028	CDI + 1.95% per year	1,002	401	401
	Ninth Issue of Debentures - single serie	500,000	500,000	3/28/2024	3/26/2029	CDI + 1.25% per year	1,028	514	-
	Tenth Issue of Debentures - single serie	1,800,000	1,800,000	6/25/2024	6/20/2029	CDI + 1.25% per year	1,001	1,802	-
	Borrowing costs							(167)	(185)
								15,837	13,193

	The Company issues debentures to strengthen its working capital, maintain its cash strategy, and lengthen its debt and investment profile. The debentures issued are non-preemptive, non-convertible into shares, do not have renegotiation clauses and do not have guarantees.

15.7	Guarantees

	As of June 30, 2024, the Company has no guarantees related to its borrowing agreement.

15.8	Swap contracts

	The Company uses swap operations for 100% of its borrowings denominated in fixed interest rates and IPCA, exchanging these liabilities for the CDI (floating) interest rates. The annual average rate at CDI as of June 30, 2024 was 11.74% (13.04% as of December 31, 2023).

15.9	Financial covenants

	In connection with the debentures and promissory notes issued, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s interim financial information prepared in accordance with accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00; and (ii) consolidated net debt/EBITDA Last Twelve Months ("LTM") ratio should be lower than or equal to 3.00.

	As of June 30, 2024, the Company had fulfilled all contractual obligations and was compliant with these ratios.

16	PROVISION FOR LEGAL PROCEEDINGS

	The provision for legal proceedings is estimated by the Company and supported by its legal counsel and was established in an amount considered sufficient to cover the considered probable losses.

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2022	55	86	24	165
	Additions	13	94	7	114
	Reversals	-	(21)	(3)	(24)
	Payments	(4)	(26)	(4)	(34)
	Monetary correction	1	4	2	7
	Balance as of June 30, 2023	65	137	26	228

	Restricted deposits for legal proceedings	(4)	(22)	(9)	(35)
	Net provision for restricted deposits	61	115	17	193

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2023	62	163	38	263
	Additions	6	102	8	116
	Reversals	(32)	(45)	(5)	(82)
	Payments	(9)	(46)	(5)	(60)
	Monetary correction	(8)	9	4	5
	Balance as of June 30, 2024	19	183	40	242

	Restricted deposits for legal proceedings	(1)	(6)	(10)	(17)
	Net provision for restricted deposits	18	177	30	225

	Of the total amount of the table above, R$43 (R$50 as of December 31, 2023) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$4 tax claims, R$18 labor claims and R$21 civil claims (R$3 tax claims, R$27 labor claims and R$20 civil claims as of December 31, 2023).

16.1	Tax claims

	Tax claims are subject by law to monthly monetary adjustment, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

	The Company has other tax claims, which according to its legal counsel’s analysis, were provisioned, namely: (i) discussions on the non-application of the Accident Prevention Factor (FAP); (ii) IPI in the resale of imported products; and (iii) other matters.

	The amount provisioned for these matters as of June 30, 2024 is R$19 (R$62 as of December 31, 2023).

16.2	Social security and labor

	The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. As of June 30, 2024, the Company recorded a provision of R$183 (R$163 as of December 31, 2023), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsel, assesses these claims and records provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

16.3	Civil

	The Company is a party to civil proceedings (indemnifications, collections, among others) that are in different procedural phases and at various courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

	Among these proceedings, we highlight the following:

	The Company is a party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the monthly rental amounts originally paid by stores and the rental amounts calculated by the legal experts considering that it is the expert report amount that will be used as the basis for the decision that will change the rental amount paid by the Company. As of June 30, 2024, the amount of the provision for these lawsuits is R$33 (R$32 as of December 31, 2023), for which there are no restricted deposits for legal proceedings.

	The Company is a party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, with the assistance of its legal counsel, assesses these claims recording provisions for probable cash disbursements according to the estimate of loss. As of June 30, 2024, the amount of provision for these lawsuits is R$7 (R$6 as of December 31, 2023).

	The Company’s total civil, regulatory and property claims as of June 30, 2024, is R$40 (R$38 as of December 31, 2023).

16.4	Contingent liabilities not accrued

	The Company is a party to other litigations for which the risk of loss was classified by its legal counsel to be possible, therefore, not accrued,to the following subjects:

				6/30/2024	12/31/2023

	Tax on Financial Transactions (IOF) – payment differences.			14	14
	PIS, COFINS – payment discrepancies and overpayments, fine for non-compliance with ancillary obligations, disallowance of PIS and COFINS credits, among other matters pending judgment at the administrative and judicial levels.			852	783
	ICMS – allocation of credits from purchases from suppliers considered unqualified by the registry of the State Revenue Service, among other matters, which are pending judgment at the administrative and judicial levels.			1,160	1,216
	ISS (services tax), IPTU (urban property tax), Fees and other – discrepancies in payments of IPTU, fines for non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, which are pending judgment at the administrative and judicial levels.			18	18
	INSS (national institute of social security) – divergences in the FGTS and Social Security form (GFIP), offsets not approved, among other matters, which are pending judgment at the administrative and judicial levels.			25	24
	Other litigation – real estate lawsuits in which the Company claims the renewal and maintenance of lease agreements according to market prices. These lawsuits involve proceedings in civil court, as well as administrative proceedings filed by inspection bodies, among others.			66	98
	Compensation linked to the external legal counsel's success fee if all the proceedings were concluded in favor of the Company.			26	20
				2,161	2,173

	Of the total amount in the table above, R$1,135 (R$1,494 as of December 31, 2023) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$1,071 tax claims and R$64 civil claims (R$1,398 tax claims and R$96 civil claims as of December 31, 2023).

	Three collective proceedings were filed by institutions related to black people's movements due to an approach to a customer, in August 2021 at the store in Limeira - SP, which claim supposed racial issues. All were duly answered. One of them has already been extinguished by the judiciary without major effects. As of June 30, 2024, there are still two lawsuits in progress and, given the subjectivity of the matter, it is still not possible to reasonably estimate the amounts involved. A significant impact is not expected, upon completion the lawsuits on the Company's financial statements.

16.4.1	Uncertainty over IRPJ and CSLL treatments

	In compliance with ICPC 22/IFRIC 23 – Uncertainty over Income Tax Treatment, the Company has proceedings, at the judicial and administrative levels, with Government's regulatory agencies, which are related to uncertain tax treatments adopted for the recording of income tax and social contribution. Based on the assessment of internal and external legal counsel, the tax treatment adopted by the Company is adequate, therefore, these proceedings were classified as possible losses. As of June 30, 2024, the amount involved was R$894 (R$917 as of December 31, 2023).

	Of the total amount above, R$238 is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions (R$337 as of December 31, 2023).

16.5	Guarantees

	The Company provided bank guarantees and insurance guarantees for judicial proceedings of a civil, tax and labor nature, described below:

	Lawsuits	6/30/2024	6/30/2023

	Tax	1,461	981
	Labor	84	80
	Civil and others	653	495
		2,198	1,556

	The cost of guarantees as of June 30, 2024 is approximately 0.19% per year of the amount of the lawsuits (0.26% as of June 30, 2023) and is recorded as a financial expense.

16.6	Restricted deposits for legal proceedings

	The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in amounts equivalent to the final court decisions, as well as judicial deposits related to the provision for legal claims.

	The Company recorded amounts referring to judicial deposits in its assets as follows.

	Lawsuits	6/30/2024	12/31/2023

	Tax	19	18
	Labor	8	16
	Civil and others	10	10
		37	44

17	DEFERRED REVENUES

			6/30/2024	12/31/2023

	Commercial agreement with suppliers (i)		201	385
	Commercial agreement - payroll (ii)		42	48
	Marketing		77	22
			320	455

	Current		288	418
	Non-current		32	37

	(i) Refers to rental of supplier product exhibition modules "check stand", point of sale displays and backlight panels.
	(ii) Commercial agreement with a financial institution for exclusivity in payroll processing.

18	INCOME TAX AND SOCIAL CONTRIBUTION

18.1	Reconciliation of income tax and social contribution expense

				6/30/2024		6/30/2023
		Income before income tax and social contribution		212		98
	Expense of income tax and social contribution, for nominal rate (34%)			(72)		(33)
		Adjustments to reflect the effective rate
	Tax fines			(3)		(1)
		Share of profits		11		8
		ICMS subsidy - tax incentives (i)		21		151
		Monetary correction credits		13		6
		Other permanent differences		1		(1)
		Effective income tax and social contribution		(29)		130

		Income tax and social contribution for the period
	Current			(82)		2
	Deferred			53		128
		(Expenses) benefits of income tax and social contribution		(29)		130

	Effective rate			13.7%		-132.7%

	(i) The Company calculates tax benefits that are characterized as tax incentives that, according to legal forecast, do not comprise the basis for calculating income tax and social contribution.

18.2	Breakdown of deferred income tax and social contribution

	The main components of deferred income tax and social contribution in the balance sheets are the following:

				6/30/2024		12/31/2023
			Assets	Liabilities	Net	Assets	Liabilities	Net
	Deferred income tax and social contribution
	Tax losses		340	-	340	385	-	385
	Provision for legal proceedings		74	-	74	81	-	81
	Swap		-	(92)	(92)	-	(66)	(66)
	Goodwill tax amortization		-	(317)	(317)	-	(317)	(317)
	Mark-to-mark		6	-	6	-	(25)	(25)
	Property, plant and equipment and intangible assets		11	-	11	10	-	10
	Unrealized losses with tax credits		-	(6)	(6)	-	(15)	(15)
	Provision of inventory		19	-	19	30	-	30
	Borrowing costs		-	(59)	(59)	-	(66)	(66)
	Lease net of right of use		3,105	(2,922)	183	3,085	(2,961)	124
	Compensation program		37	-	37	10	-	10
	Others		20	-	20	20	-	20
	Gross deferred income tax and social contribution assets (liabilities)		3,612	(3,396)	216	3,621	(3,450)	171

	Compensation		(3,396)	3,396	-	(3,450)	3,450	-

	Deferred income tax and social contribution assets (liabilities), net		216	-	216	171	-	171

	Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income, in the context of the main variables of its businesses. This assessment was based on information from the strategic planning report previously approved by the Company´s Board of Directors.

	The Company estimates the recovery of these credits as follows:

	Years	Amounts
	Within 1 year	271
	From 1 year to 2 years	213
	From 2 years to 3 years	18
	From 3 years to 4 years	1
	More than 5 years	3,109
		3,612

18.3	Roll forward of deferred income tax and social contribution

			6/30/2024	6/30/2023
	At the beginning of the period		171	6
	Benefits in the period		53	128
	Income tax effect		1	2
	Others		(9)	-
	At the end of the period		216	136

19	SHAREHOLDERS’ EQUITY

19.1	Capital stock and stock rights

	According to the Company's bylaws, the Company's authorized capital may be increased up to 2 billion common shares. Below, the subscribed and fully paid-in share capital, represented by common shares, all nominative and with no par value:

				Number of shares		Amount
	As of December 31, 2022			1,349,165,394		1,263
	Capital increase - Board of Directors' Meeting on 2/15/2023			59,870		1
	Capital increase - Board of Directors' Meeting on 3/28/2023			1,031,232		1
	Total changes for the period			1,091,102		2
	As of June 30, 2023			1,350,256,496		1,265

	As of December 31,2023 and June 30, 2024			1,351,833,200		1,272

19.2	Tax incentive reserve

	Tax incentive reserves by the States were considered investment subsidies, wich are deductible for the calculation of income tax and social contribution. Thus, for the year ended December 31, 2023, the Company allocated the amount of R$939 to the tax incentive reserve, of which R$710 refers to the amount of incentives generated in 2023 and constituted in the same year and R$229 to be recognized when the Company reports income in subsequent periods.

	As of June 30, 2024, the Company recorded net profit in the amount of R$183, this amount being fully allocated to the tax incentive reserve and R$46 to be constituted as profits are determined in subsequent periods.

	Article 30 of Law 12,973/2014 was revoked through Law 14,789/2023, releasing taxpayers from constituting a tax incentive reserve from January 1, 2024.

19.3	Share-based payment

19.3.1	Recognized options granted

	Information relating to the Company's Option Plan and Compensation Plan is summarized below:

					6/30/2024
					Number of shares (in thousands)
	Granted series	Grant date	1st exercise date	Exercise price on the grant date (in reais)	Gran- ted	Exer- cised	Cance- lled	Current
	B8	5/31/2021	6/1/2024	0.01	363	(20)	(45)	298
	C8	5/31/2021	6/1/2024	13.39	363	(20)	(45)	298
	B9	5/31/2022	6/1/2025	0.01	2,163	(358)	-	1,805
	C9	5/31/2022	6/1/2025	12.53	1,924	(119)	-	1,805
	B10 (i)	5/31/2023	6/1/2026	0.01	1,390	-	-	1,390
	C10 (i)	5/31/2023	6/1/2026	11.82	1,390	-	-	1,390
	B11 (i)	5/31/2024	6/1/2027	0.01	1,294	-	-	1,294
	C11 (i)	5/31/2024	6/1/2027	10.62	1,294	-	-	1,294
					10,181	(517)	(90)	9,574

	(i) Shares granted to executives excluding statutory officers.

19.3.2	Consolidated information of Company's share-based payment plans

	According to the plans, the options granted in each of the series can represent a maximum of 2% of the total shares issued by the Company.

	The table below shows the maximum percentage of dilution to which current shareholders could eventually be subject to in the event that all options granted are exercised until June 30, 2024:

				6/30/2024
				(in thousands)

	Number of shares			1,351,833
	Balance of effective series granted			9,574
	Maximum percentage of dilution			0.71%

	The fair value of each option granted is estimated on the grant date, using the options pricing model "Black-Scholes" taking into account the following assumptions:

	Series granted	Weighted average fair value of option's granted (in reais)	Estimated dividends	Approximate estimated volatility	Risk-free weighted average interest rate	Exit rate	Average remaining life expectancy

	B8	17.21	1.28%	37.06%	7.66%	8.00%	-
	C8	7.69
	B9	15.27	1.20%	37.29%	12.18%	8.00%	11 months
	C9	7.35
	B10	10.33	1.31%	35.32%	10.87%	8.00%	23 months
	C10	3.28
	B11	11.89	0.77%	37.32%	11.28%	8.00%	35 months
	C11	5.18

				Shares	Weighted average exercise price	Weighted average of the remaining contractual term
				in thousands	R$
	As of December 31, 2023			6,986	5.97	1.73

	Granted during the period			2,588	5.32
	Outstanding at the end of the period			9,574	5.52	1.81
	Total to be exercised as of June 30, 2024			9,574	5.52	1.81

	The amount recorded in the statement of operations for the period ended June 30, 2024 was R$13 (R$15 as of June 30, 2023).

19.3.3	Cash-settled share-based payment plan

	At the Extraordinary General Meeting held on July 14, 2023, the cash-settled share-based payment plan was approved, only for the Company's Statutory Officers, this plan does not make officers a partner of the Company, they only acquire the right to receive a cash compensation corresponding to the average price of the Company's shares traded on B3 under the ticker ASAI3.

	1,989,465 shares were granted to the Company's officers and the premium related to 50% of the shares will be conditional on compliance with the service condition (shares conditioned on time) and the other 50% of the shares will be conditional on the cumulative compliance with the service condition and the performance condition (shares conditioned on time and performance).

	For shares conditioned on time to become vested, Offices must remain with the Company from the grant date to the dates below (vesting period):

a) 20% (twenty percent) on the 3-year anniversary from the grant date;
b) 20% (twenty percent) on the 4-year anniversary from the grant date; and
	c) 60% (sixty percent) on the 5-year anniversary from the grant date.

	For shares conditioned on time and performance to become vested, the Executive must comply with the vesting periods above, in addition to meeting the goals, being segregated between: a) Environmental, Social and Governance ("ESG") goal with a weight of 30%: i) hiring people with disabilities; ii) women in leadership, in managerial positions or higher; and iii) total carbon emissions – Scope 1 and 2; and b) Operating target with a weight of 70%: i) operating cash flow.

	The targets above will be reviewed annually by the Board of Directors and non-achievement of them at December 31, 2026 and 2027 may be compensated by achievement on subsequent measurement dates.

	As of June 30, 2024, the amount of the liability corresponding to the plan, including payroll charges, in recorded is "Other accounts payable" in the amount of R$7 (R$4 as of December 31, 2023) and the total expense recognized, including payroll charges, was R$3 (there is no amount recorded as of June 30, 2023) and the fair value of this plan in that date was R$31, including charges.

19.3.4	“Sócio Executivo” program

At the Ordinary and Extraordinary General Meeting held on April 26, 2024, the shareholders approved the Company's “Sócio Executivo” Program, intended to create a unique and extraordinary long-term program, which is not to be confused with the standard Long-Term Incentive, composed of a single grant of share rights to the Chief Executive Officer, the Commercial and Logistics Vice President, and the Operations Vice President (“Participants”), in a substantial amount and contingent on the Participants staying at the company and their achievement of certain performance targets, aiming at: (i) the long-term retention of the Participants; and (ii) the strengthening of the sense of ownership in the Participants, transforming key officers into relevant, long-term shareholders.

Through the “Sócio Executivo” Program, on May 1, 2024 the Company granted to Participants the right to receive up to 27,036,664 Company shares, corresponding to up to 2% of the total number of Company shares on the date of approval of the “Sócio Executivo” Program, subject to the adjustments provided for in the Program, as follows:

i) 0.40% will consist of restricted shares, the right to which will only be acquired if the Participants remain as Officers of the Company, as follows: i) 30% on the first vesting date (5 years from granted date) and 70% on the second vesting date (7 years from granted date); and

ii) up to 1.60% will consist of shares with performance assumptions, the right to which will only be acquired if the following conditions are cumulatively met: i) the Participants remain as Officers of the Company until the second vesting date; and ii) the performance targets are achieved on the second vesting date, determined and calculated in accordance with the terms and conditions set out below.

Shares with performance assumptions

• The final number of shares with performance assumptions to which the Participants will be entitled will depend on the degree of achievement of the Earnings Per Share (“EPS”) target, according to the increase in the accumulated Compound Annual Growth Rate (“CAGR”) of the EPS during the calculation period, based on the achievement curve.

• The EPS target achievement curve will begin at the minimum trigger corresponding to an accumulated EPS equal to or greater than IPCA (Extended Consumer Price Index) + 20% per year Starting from the minimum trigger of IPCA + 20% per year, the percentage of the total number of Company shares to which the Participants will be entitled will increase proportionally to the increase in the accumulated CAGR of the EPS up to the limit of 1.60% of the total number of Company shares. If the minimum trigger of the EPS target curve is not reached, it will be considered that the condition of performance was not reached.

• The achievement curve of the EPS accumulated performance target will be calculated considering the period between December 31, 2023 and December 31, 2030, except in the following cases in which the proportional period will be considered, as provided for in the Program: Involuntary Termination between the First and the Second Vesting Date; Disposal of Control and Relevant Acquisition; and Delisting and Withdrawal from Novo Mercado. The Financial Committee, the Audit Committee and the People, Culture and Remuneration Committee will calculate and verify the compliance with the performance targets.

• The shares (both the restricted shares and the shares with performance assumptions) will be transferred to the Participants through the delivery of shares held in treasury by the Company.

Additional shares

• The Participants will be entitled to receive the value per share of dividends, interest on equity or other amounts paid by the Company to its shareholders between the grant date and the date of receipt of these shares, which will be paid in shares (“additional shares”). The calculation of the additional shares will be made by multiplying the value per share distributed as earnings by the number of shares to which the Participants will be entitled to receive, on each payment date of the earnings, divided by the share price at the end of the trading session on B3 on the day immediately preceding the date on which the Company shares started being traded ex-dividends.

• The additional shares will be added to the target number granted (whether of restricted shares or shares with performance assumptions) and will be subject to the same terms and conditions applicable to restricted shares and shares with performance assumptions and will be transferred to the Participants under the same terms and conditions upon compliance with the applicable conditions.

All shares received by the Participants under the “Sócio Executivo” Program will be subject to a lock-up of three years from the date of receipt of the shares, unless otherwise provided for by the Board of Directors in cases of termination of the Participants.

The fair value of each share granted was measured based on the share price on the granted date, reduced by the estimated discount due to the transfer restriction after the vesting period. The Company has determined the estimated number of shares that will be considered the right of the Participants in relation to the variable portion of the plan based on the result projections in line with the business assumptions and that at the end of each period the estimate will be adjusted according to these projections.

On May 1, 2024, 17,411,612 shares were granted, with a fair value of R$11.35.

As of June 30, 2024, the amount recognized in income for the period was R$6 (there is no amount recorded as of June 30, 2023) and the fair value of this plan in that date was R$266, including charges.

19.3.5	Long-term incentive plan through grant of the right to receive Company shares

At the Ordinary and Extraordinary General Meeting held on April 26, 2024, the shareholders approved the Long-Term Incentive Plan (“ILP”), intended to grant restricted shares and shares with performance assumptions to statutory and non-statutory directors of the Company (“Participants”), as well as to any other employees who are selected to participate in the plan.

By granting the right to receive Company shares to the Participants, the ILP Plan aims at: (i) aligning the interests of the Participants with the interests of the Company's shareholders; (ii) encouraging the Participants to stay at the Company or at the companies under its control; and (iii) maximizing the results and generating sustainable value for the Company and its shareholders.

The grants under the ILP Plan will be made in the following proportion: (i) 30% of the right granted will consist of restricted shares, and the transfer of the shares to the Participants will occur only upon compliance with a single vesting period of 3 years (except for the grant to the Chief Executive Officer, which will have a vesting period of up to 5 years, with partial vesting of 33% in the 3rd year, 33% in the 4th year and 34% in the 5th year); and (ii) 70% of the right granted will consist of shares with performance assumptions, and the transfer of the shares to the Participants will occur only upon compliance with a single vesting period of 3 years (5 years for the Chief Executive Officer) contingent on the achievement of the performance targets established by the Board of Directors, and the final number of shares with performance assumptions to which the Participants will be entitled will depend on the degree of achievement of these targets at the end of the single vesting period of 3 years (5 years for the Chief Executive Officer), and may vary from 90% to 110% of the target number of shares (and the target number of shares will assume the achievement of 100% of the targets, except for the Chief Executive Officer).

Shares with performance assumptions

Regarding the grant of shares with performance assumptions, the indicators will be defined considering the following main objectives:
• preserve the Company's relevance and positioning in relation to its peers in the cash & carry sector;

• ensure the generation of sustainable business value;

• guarantee the profitability of the Company's business in the long term; and

• ensure an adequate level of profitability of operations, preserving healthy profit margin levels in relation to the Company's history.

The number of restricted shares and shares with performance assumptions granted will be determined based on: (i) a salary multiple, according to the grade occupied by the Participant; and (ii) the average share price in the 20 trading sessions prior to the grant.

The shares (both restricted shares and shares with performance assumptions) will be transferred to the Participants upon compliance with the conditions described in the plan, and the transfer of shares will be made through the delivery of shares held in treasury by the Company.

Through the ILP Plan, the Company will grant to the Participants the right to receive a certain number of shares corresponding to up to 1.5% of the total number of Company shares on the date of approval of the respective plan, subject to the specified adjustments.

The fair value of each share granted is estimated on the grant date using the Black-Scholes pricing model, considering the following assumptions:

i) Approximate volatility expectation: 37.32% in the 3rd year, 36.94% for the 4th year and 38.27% in the 5th year; and

ii) Dividend expectation: 0.77% in the 3rd, 4th and 5th year.

The Company determined the estimated number of shares that will be considered the right of Participants in relation to the variable portion of the plan based on projections of results aligned with business assumptions and that at each end of the period the estimate will be adjusted according to these projections.

On May 31, 2024, 1,094,759 shares were granted, with a fair value of R$11.90 for the 3rd year, R$11.81 for the 4th year, and R$11.72 for the 5th year.

As of June 30, 2024, the amount recognized in income for the period was R$391 thousand (there is no amount recorded as of June 30, 2023) and the fair value of this plan in that date was R$17, including charges.

19.4	Buy-back program of shares

On June 25, 2024, the Board of Directors approved the first buy-back program of shares issued by the Company. The program aims to acquire, within 12 months as of the date here of, up to 3,800,000 common shares, representing 0.28% of the free float on this date, to be kept in treasury for subsequent delivery to the participants of the "Sócio Executivo" Program, see note 19.3.4 and of the Long-Term Incentive Plan through Grant of the Righ to Receive Company Shares, see note 19.3.5. The shares will be acquired through the stock market at market price.

20	NET OPERATING REVENUE

		6/30/2024	6/30/2023
	Gross operating revenue
	Goods	38,161	34,003
	Services rendered and others	134	117
		38,295	34,120
	(-) Revenue deductions
	Returns and sales cancellation	(81)	(65)
	Taxes	(3,121)	(2,975)
		(3,202)	(3,040)

	Net operating revenue	35,093	31,080

21	EXPENSES BY NATURE

		6/30/2024	6/30/2023

	Inventory cost	(28,818)	(25,610)
	Personnel expenses	(2,154)	(1,971)
	Outsourced services	(196)	(166)
	Selling expenses	(553)	(487)
	Functional expenses	(670)	(588)
	Other expenses	(271)	(258)
		(32,662)	(29,080)

	Cost of sales	(29,343)	(26,088)
	Selling expenses	(2,920)	(2,609)
	General and administrative expenses	(399)	(383)
		(32,662)	(29,080)

22	OTHER OPERATING EXPENSES, NET

		6/30/2024	6/30/2023

	Result with property, plant and equipment and leases	(9)	(7)
	Expense related to legal proceedings	1	(1)
	Restructuring expenses and others	-	(6)
		(8)	(14)

23	NET FINANCIAL RESULT

		6/30/2024	6/30/2023
	Financial revenues
	Cash and cash equivalents interest	35	74
	Monetary correction assets	29	31
	Revenue from anticipation of payables	28	17
	Other financial revenues	5	7
	Total financial revenues	97	129

	Financial expenses
	Cost of debt	(921)	(798)
	Mark-to-market (loss) gain	(91)	28
	Cost and discount of receivables	(65)	(49)
	Monetary correction liabilities	6	(148)
	Interest on lease liabilities	(501)	(410)
	Other financial expenses	(4)	(10)
	Total financial expenses	(1,576)	(1,387)
		(1,479)	(1,258)

24	EARNINGS PER SHARE

	The Company calculates earnings per share by dividing the net income for the period, relating to each class of shares, by the total number of common shares outstanding in the period.

	The table below presents the determination of the net income for the period available to holders of outstanding common shares to calculate the basic earnings and diluted earnings per share in each period presented:

		6/30/2024	6/30/2023
	Net income allocated available to holders of common shares (a)	183	228	!

	Weighted average of the number of shares	1,352	1,350
	Basic denominator (million of shares) (b)	1,352	1,350

	Weighted average of stock option	3	4
	Diluted denominator (million of shares) (c)	1,355	1,354

	Basic earnings per million shares (R$) (a ÷ b)	0.135067	0.168674
	Diluted earnings per million shares (R$) (a ÷ c)	0.134722	0.168146

25	NON-CASH TRANSACTIONS

	The Company had transactions that did not represent cash disbursements, and, therefore, these were not presented in the Statement of Cash Flows, as follows:

	Transactions		Note
	Acquisition of property, plant and equipment not yet paid			11.3

26	SUBSEQUENT EVENTS

26.1	Capital contribution

	At the meeting of the Board of Directors, held on August 8, 2023, the Company approved, observing the authorized capital limit, the capital contribution in the amount of R$3 through the issuance of 256,799 common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.